EXHIBIT 99.1

February 25, 2021

Nova Scotia Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Alberta Securities Commission	New Brunswick Financial and Consumer Services Commission
Manitoba Securities Commission	British Columbia Securities Commission
Ontario Securities Commission	Autorité des marchés financiers
Superintendent of Securities, Prince Edward Island	Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories	Toronto Stock Exchange
Superintendent of Securities, Nunavut	New York Stock Exchange
Securities Commission of Newfoundland and Labrador

 RE: Enerplus Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 6, 2021
Record date for notice:	March 22, 2021
Record date for voting:	March 22, 2021
Beneficial ownership determination date:	March 22, 2021
CUSIP/ISIN:	292766102/CA2927661025
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)